March 13, 2020

VIA EDGAR

Ms. Elena Stojic

Attorney Adviser

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:    Six Circles Trust

Post-Effective Amendment No. 14 to Registration Statement on Form N-1A filed on December 20, 2019 (File Nos. 333-225588, 811-23325) (the “Registration Statement”)

Dear Ms. Stojic:

On behalf of Six Circles Trust (the “Registrant”), we are submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statement. The Staff’s comments were conveyed to the Registrant telephonically on February 10, 2020. Below are the Staff’s comments and the Registrant’s responses thereto. Where revisions to the Registration Statement are referenced in the Registrant’s responses, such revisions will be included in Post-Effective Amendment No. 16 (the “Amendment”), which the Registrant intends to file on or about the date hereof.

SIX CIRCLES GLOBAL BOND FUND

1.	Please submit completed fee table and expense example.

Response: The Registration Statement has been revised accordingly to include the fee table and expense example set forth below.

ANNUAL FUND OPERATING EXPENSES (Expenses that you pay each year as a percentage of the value of your investment)
Management Fees[1,2]	0.25%
Distribution (Rule 12b-1) Fees	NONE
Other Expenses[3]	0.11%

Total Annual Fund Operating Expenses	0.36%
Fee Waivers and Expense Reimbursements[1,2]	(0.17%)

Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursement[1,2]	0.19%

1

The Fund’s adviser, J.P. Morgan Private Investments Inc. (“JPMPI”) and/or its affiliates have contractually agreed through at least 04/30/2021 to waive any management fees that exceed the aggregate management fees the adviser is contractually required to pay the Fund’s sub-advisers. Thereafter, this waiver will continue for subsequent one year terms unless terminated in accordance with its terms. JPMPI may terminate the waiver, under its terms, effective upon the end of the then-current term, by providing at least ninety (90) days prior written notice to the Six Circles Trust. The waiver may not otherwise be terminated by JPMPI without the consent of the Board of Trustees of the Six Circles Trust, which consent will not be unreasonably withheld. Such waivers are not subject to reimbursement by the Fund.

2

Additionally, the Fund’s adviser has contractually agreed through at least 04/30/2021 to reimburse expenses to the extent Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses, if any, dividend and interest expenses related to short sales, brokerage fees, interest on borrowings, taxes, expenses related to litigation and potential litigation, and extraordinary expenses) exceed 0.40% of the average daily net assets of the Fund (the “Expense Cap”). An expense reimbursement by the Fund’s adviser is subject to repayment by the Fund only to the extent it can be made within thirty-six months following the date of such reimbursement by the adviser. Repayment must be limited to amounts that would not cause the Fund’s operating expenses (taking into account any reimbursements by the adviser and repayments by the Fund) to exceed the Expense Cap in effect at the time of the reimbursement by the adviser or at the time of repayment by the Fund. This expense reimbursement is in effect through 04/30/2021, at which time the adviser and/or its affiliates will determine whether to renew or revise it.

3	“Other Expenses” are based on estimated amounts for the current fiscal year.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are equal to the total annual fund operating expenses after fee waivers and expense reimbursements shown in the fee table through 04/30/2021 and total annual fund operating expenses thereafter. Your actual costs may be higher or lower.

WHETHER OR NOT YOU SELL YOUR SHARES, YOUR COST WOULD BE:
	1 Year	3 Years
SHARES ($)	19	98

2.	In footnote 2 to the fee table, please confirm that the expense reimbursement will be in effect for no less than one year from the Fund’s effective date.

  Response:   Confirmed.

3.

  As the word “global” is included in the name of the Fund, please expressly describe how the Fund will invest its assets in companies that are economically tied to a number of countries throughout the world. For example, the Fund could include a policy that under normal market conditions it would invest significantly (e.g. 40% of its assets), unless market conditions were not favorable, in which case the Fund would invest 30% of its assets, in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States. (See IC Rel. No. 24828, January 17, 2001.) Additionally, please revise the strategy of the Fund to indicate that the Fund will invest significantly (e.g., 40%) in multiple non-U.S. companies and countries, and specify how the Fund defines “non-U.S. investments.” Statements like “the majority of investments will be made in non-U.S. companies,” or “the Fund will invest primarily in non-U.S. companies” are also acceptable.

Response:   The Registration Statement has been revised to include the disclosure set forth below regarding how the Fund defines “non-U.S. investments”:

“For purposes of the Global Bond Fund’s investment policies, an issuer of a security can be deemed to be located in a particular country if: (i) the relevant security is issued in such country; (ii) the principal trading market for the relevant security is in such country; (iii) the issuer is organized under the laws of such country; (iv) the issuer derives at least 50% of its revenues or profits from such country or has at least 50% of its total assets situated in such country; or (v) the issuer is the government of such country (or any political subdivision, agency, authority or instrumentality of such government or country).”

The Registrant, however, respectfully submits that its current description of its geographic investment policy as a “global” fund is consistent with SEC guidance and widespread industry practice. With respect to SEC guidance, footnote 42 to the adopting release for Rule 35d-1 under the Investment Company Act clarifies that the use of the term “international” or “global” in a fund’s name does not trigger the 80% test of the rule. Nonetheless, the release states that “[the Commission] would expect … that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the Commission and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).1 The Registrant notes that the absence, in the adopting release for Rule 35d-1, of a specific, minimum number of countries in which such a fund must invest is consistent with the Commission’s view in the proposing release for Rule 35d-1 that “the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.”

As such, Registrant’s policy of investing, under normal circumstances, in a number of different countries around the world, with the portfolio as a whole economically tired to at least three countries, including the United States, is consistent with prior SEC guidance. Further, in terms of industry practice, numerous other global funds disclose similar geographic investment policies.2

Nevertheless, to alleviate any question in this regard, the Registrant has amended its policy to provide that the Fund will invest “in a number of different countries around the world, with the portfolio as a whole economically tied to at least ~~three~~ four countries, including the United States.”

Principal Investment Strategies

4.	Please provide plain English descriptions of the terms “stripped MBS” and “mortgage pass-through securities.”

Response: The Registration Statement has been revised to include the disclosure below:

“As part of this investment strategy, the Fund will invest in some or all of the following: debt securities of corporate issuers, obligations of governments, government agencies or instrumentalities, including U.S. Treasury securities (including Separate Trading of Registered Interest and Principal of Securities (“STRIPS”)), securities issued or guaranteed by the U.S. government or its agencies and instrumentalities, securities issued or guaranteed by supranational organizations, securities issued or guaranteed by foreign governments, asset-backed, mortgage-related and mortgage-backed securities (“MBS”) (residential or commercial) (and which may include “to be announced” (“TBA”) transactions), and other debt securities. Mortgage-related and MBS may be structured as collateralized mortgage obligations (“CMOs”) (agency and non-agency), stripped MBS (mortgage securities split into interest-only and principal-only securities), commercial mortgage-

1 See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded without comment by Registration Form Used by Open-End Management Investment Companies, Investment Company Act Rel. No. 23064 (Mar. 13, 1998) (“Release No. 23064”)).

2 See Harbor Robeco Global Conservative Equities Fund (“Under normal market conditions, the Fund expects to invest in at least three countries, including the United States.”); Templeton Global Bond Fund (“In addition, the Fund’s assets are invested in issuers located in at least three countries (including the U.S.).”); BNY Mellon Global Equity Income Fund (“The fund ordinarily invests in at least three countries, and, at times, may invest a substantial portion of its assets in a single country.”); Goldman Sachs Global Managed Beta Fund (“The Fund intends to have investments economically tied to at least three countries, including the United States, and may invest in the securities of issuers in emerging market countries.”); Goldman Sachs Global Real Estate Securities Fund (“The Fund will invest in securities of real estate industry companies that are economically tied to at least three countries, including the United States.”); and Goldman Sachs Global Infrastructure Fund (“The Fund will invest in the securities of infrastructure companies that are economically tied to at least three countries, including the United States.”).

backed securities (“CMBS”), or mortgage pass-through securities (interests in securities representing pools of mortgages).”

5.

  Please clarify what the term “other pooled investment vehicles” means, and if it includes private funds. If private funds would be included, such investments must be limited to no more than 15% of the assets of the Fund.

Response: The Registration Statement has been revised to include the disclosure below, which indicates that the Fund may invest in private funds:

“The Fund may also invest in other investment companies, such as open-end, closed-end and exchange-traded funds, and other pooled investment vehicles, which may include private funds.”

The Registrant does not intend to invest more than 15% of its assets in private funds.

6.

  The principal strategy section includes the following sentence: “The Fund has flexibility to invest in derivatives and may use such instruments to manage duration, credit quality and currency risk and/or as substitutes for securities and other instruments in which the Fund can invest.” Please indicate what specific derivatives will primarily be used by the Fund and confirm that it is an exhaustive list of such derivatives. (See Barry Miller, Letter to ICI, July 30, 2010.)

Response: The Registrant has revised the following disclosure in the principal strategy section to indicate the specific derivatives the Fund expects primarily to use:

“The Fund may ~~also~~ use futures ~~contracts~~, swaps, ~~options, and~~ forward contracts, foreign exchange instruments (spot and forward), ~~and~~ options (including options on swaps), and structured notes, as well as repurchase agreements and reverse repurchase agreements, in connection with its principal strategies in certain market conditions in order to hedge various investments, for risk management purposes ~~and/or~~, as a substitute for securities and other instruments in which the Fund can invest or to increase income or gain to the Fund. The Fund may also use currency-related transactions involving currency derivatives as part of its investment strategy to hedge currency risk.”

The Registrant confirms that this is a list of the derivatives that the Fund expects primarily to use as part of its principal investment strategy.

7.	Please revise the discussion of the Fund’s strategy to indicate which indexes or sub-indexes the Adviser or Sub-Advisers intend to use as a benchmark.

Response: The Registrant notes that the Adviser actively changes the indexes and sub-indexes assigned to Sub-Advisers, in order to implement the Adviser’s investment views. As the indexes and sub-indexes assigned to Sub-Advisers are expected to change regularly, the Registrant respectfully submits that it would not be meaningful to investors to specify any particular index in the Registration Statement. The Registration Statement has been revised to provide more information regarding the Adviser’s use of indexes to manage the Fund, as shown below:

“For a portion of the Fund portfolio, one Sub-Adviser will seek to replicate and enhance the performance of certain fixed income exposures using the indices or sub-

indices (“Index”) selected from time to time by the Adviser to express its current investment views. Generally, an Index will represent a certain sector component or geographic component of a public global bond index, such as government, credit, or securitized, across varying geographies and regions including, among others, the US, Pan-Europe and Asia Pacific. For the remainder of the Fund portfolio, one or more Sub-Advisers will actively manage components of the portfolio using investment strategies targeting risk profiles and investment exposures across the global government, global corporate, and global securitized fixed income universe, as allocated by the Adviser.

In allocating the assets of the Fund, the Adviser generally makes strategic and tactical allocation decisions by directing shifts in allocations among the various investment strategies represented by Sub-Advisers (including the indexes they have been directed to replicate and enhance). The Adviser will periodically review and determine the allocations among the investment strategies and may make changes to these allocations when it believes it is beneficial to the Fund. The Adviser may, in its discretion, add to, delete from or modify the categories of investment strategies employed by the Fund at any time, or add other investment strategies, including active strategies, managed by the Sub-Advisers at any time. In making allocations among such investment strategies and/or in changing the categories of indexed investment strategies and other investment strategies employed by the Fund, the Adviser expects to take into account the investment goals of the broader investment programs administered by the Adviser or its affiliates, for whose use the Fund is exclusively designed. As such, the Fund may perform differently from a similar fund that is managed without regard to such broader investment programs.”

8.

  The principal strategy section includes the following sentences: “The Adviser will periodically review and determine the allocations among the investment strategies and may make changes to these allocations when it believes it is beneficial to the Fund. The Adviser may, in its discretion, add to, delete from or modify the categories of investment strategies employed by the Fund at any time, or add other investment strategies, including active strategies, managed by the Sub-Advisers at any time.” Please revise to indicate that the Fund may change non-fundamental policies with 60 days’ notice.

Response: The Registrant notes that this discussion of investment strategies does not refer to the Fund’s investment objective or investment policies, but, rather, to the investment strategies employed by the Fund’s Sub-Advisers. Consistent with the Fund’s manager-of-managers structure, the Adviser may re-allocate the Fund’s assets among the investment strategies employed by the Sub-Advisers from time to time, including to new strategies employed by the Sub-Advisers or, with board approval, to new Sub-Advisers. These re-allocations, however, would not represent a change in the Fund’s investment objective or investment policies. As such, the Registrant respectfully submits that the Fund’s ability to change its non-fundamental policies with 60 days’ notice would not be relevant to this disclosure.

9.	Consider moving the Sub-Adviser strategies currently included in Item 4 to Item 9, as the level of detail provided is more than that which is required by Item 4.

Response: The Registration Statement has been revised to move some of the detail regarding the Sub-Adviser strategies to Item 9.

10.	Please revise the discussion of the Sub-Adviser’s strategy to indicate which indexes or sub-

indexes the Adviser or Sub-Advisers intend to replicate or use as a benchmark.

Response: Please see the response to Comment 7 above.

Principal Risks

11.	Please remove the opening sentence to “The Fund’s Main Investment Risks,” as this is duplicative of the risk factor “Management Risk.”

Response: The Registration Statement has been revised accordingly.

12.

  A risk factor for “Restricted and Privately-Placed Securities Risk” is included, but these securities are not discussed in the Fund’s principal investment strategies. Please remove this risk factor or revise the discussion of the Fund’s principal strategies to include discussion of such securities.

Response: The Registrant notes that the principal strategies section includes disclosure regarding “restricted and privately-placed securities,” as it notes, “The instruments in which the Fund invests…may consist of… privately-issued (Rule 144A) securities….”

13.

  If the Fund plans to focus in any industry or geographic region at launch, please specify these industries or geographic regions in the “Industry and Sector Focus Risk” and/or “Geographic Focus Risk” sections, as applicable.

Response: The Registrant confirms that the Fund does not plan to focus on any industry or geographic region at launch, though at times a significant portion of the issuers of the investments in the Fund’s portfolio may be in the financial services sector. We have therefore added additional disclosure, as well as a “Financial Services Sector Risk” to the Registration Statement, which is similar to the disclosures included in the Six Circles Ultra Short Duration Fund registration statement. Please see added disclosure and risk factor below:

“Due to the nature of the investments in which the Global Bond Fund is seeking to invest, at times a significant portion of the issuers of the investments in the Global Bond Fund’s portfolio may be in the financial services sector.”

“Financial Services Sector Risk. The Fund may invest a significant portion of its assets in the financial services sector at various times. As a result, developments affecting the financial services sector may have a disproportionate impact on the Fund. These risks generally include interest rate risk, credit risk and risk associated with regulatory changes in the financial services sector. The profitability of banks and other financial services firms depends largely on the availability and cost of funds, which can change depending on economic conditions.”

14.	Please provide the names of the Sub-Advisers.

Response: The Registration Statement has been revised accordingly. The names of the Sub-Advisers are: BlackRock Investment Management, LLC; Pacific Investment Management Company LLC; and PGIM, Inc. The names of the Sub-Sub-Advisers are: BlackRock International Limited; BlackRock (Singapore) Limited; and PGIM Limited.

SIX CIRCLES TAX AWARE BOND FUND

15.	Please submit completed fee table and expense example.

Response: The Registration Statement has been revised accordingly to include the fee table and expense example set forth below.

ANNUAL FUND OPERATING EXPENSES (Expenses that you pay each year as a percentage of the value of your investment)
Management Fees[1,2]	0.25%
Distribution (Rule 12b-1) Fees	NONE
Other Expenses[3]	0.08%

Total Annual Fund Operating Expenses	0.33%
Fee Waivers and Expense Reimbursements[1,2]	(0.15%)

Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursement[1,2]	0.18%

1

The Fund’s adviser, J.P. Morgan Private Investments Inc. (“JPMPI”) and/or its affiliates have contractually agreed through at least 04/30/2021 to waive any management fees that exceed the aggregate management fees the adviser is contractually required to pay the Fund’s sub-advisers. Thereafter, this waiver will continue for subsequent one year terms unless terminated in accordance with its terms. JPMPI may terminate the waiver, under its terms, effective upon the end of the then-current term, by providing at least ninety (90) days prior written notice to the Six Circles Trust. The waiver may not otherwise be terminated by JPMPI without the consent of the Board of Trustees of the Six Circles Trust, which consent will not be unreasonably withheld. Such waivers are not subject to reimbursement by the Fund.

2

Additionally, the Fund’s adviser has contractually agreed through at least 04/30/2021 to reimburse expenses to the extent Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses, if any, dividend and interest expenses related to short sales, brokerage fees, interest on borrowings, taxes, expenses related to litigation and potential litigation, and extraordinary expenses) exceed 0.40% of the average daily net assets of the Fund (the “Expense Cap”). An expense reimbursement by the Fund’s adviser is subject to repayment by the Fund only to the extent it can be made within thirty-six months following the date of such reimbursement by the adviser. Repayment must be limited to amounts that would not cause the Fund’s operating expenses (taking into account any reimbursements by the adviser and repayments by the Fund) to exceed the Expense Cap in effect at the time of the reimbursement by the adviser or at the time of repayment by the Fund. This expense reimbursement is in effect through 04/30/2021, at which time the adviser and/or its affiliates will determine whether to renew or revise it.

3	“Other Expenses” are based on estimated amounts for the current fiscal year.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are equal to the total annual fund operating expenses after fee waivers and expense reimbursements shown in the fee table through 04/30/2021 and total annual fund operating expenses thereafter. Your actual costs may be higher or lower.

WHETHER OR NOT YOU SELL YOUR SHARES, YOUR COST WOULD BE:
	1 Year	3 Years
SHARES ($)	18	91

16.	In footnote 2 to the fee table, please confirm that the expense reimbursement will be in effect for no less than one year from the Fund’s effective date.

Response: Confirmed.

Principal Strategies

17.

  The principal strategy section includes the following sentence: “Under normal circumstances, the Fund will invest at least 80% of its net assets (plus borrowings) in fixed income securities and other related instruments, such as derivatives, with similar economic characteristics.” Please remove the clause “and other related instruments, such as derivatives, with similar economic characteristics”, as the 80% policy cannot be qualified in this way.

Response: The Registrant respectfully submits that the reference to other related instruments with similar economic characteristics is not improper for purposes of its 80% policy, as numerous other registrants use similar formulations. 3 The Registrant has revised this sentence to remove the reference to derivatives, as such reference is unnecessary in light of disclosure in the Registration Statement, which makes clear that “[f]or purposes of the 80% investment policy, the Fund will treat an investment in derivatives as an investment in the securities underlying such derivatives and will value such derivatives at market value.” Please see revised disclosure below:

“Under normal circumstances, the Fund will invest at least 80% of its net assets (plus borrowings) in fixed income securities and other related instruments~~, such as derivatives,~~ with similar economic characteristics.”

18.	Please indicate how the Fund’s engagement in active and frequent trading will affect the Fund’s tax aware investing strategy.

Response: As discussed in the Registration Statement, while the Fund seeks to generate tax-exempt income, it may generate taxable income and gains through investments in non-tax exempt securities and through sales of both tax-exempt and non-tax exempt securities. The Registration Statement also notes that, “The Fund expects that, when making allocation and investment decisions for the Fund, the Adviser and Sub-Advisers may take into account tax treatment as one of a number of factors relevant to the decision. In making such a decision, the Adviser and Sub-Advisers may determine that other factors are more important than tax treatment and thus cause the Fund to invest in investments that are not tax exempt.” Further, the Registration Statement includes a “Tax Aware Investing Risk,” which notes, in part, that, “The Fund’s tax aware strategies may reduce your taxable income, but will not eliminate it.”

19.	Please confirm whether the acquired fund fees and expenses will be greater than 1 basis point. If so, please include this as a line item in the fee table.

Response: The Registrant confirms that the acquired fund fees and expenses will not be greater than 1 basis point.

20.

  Please clarify what the term “other pooled investment vehicles” means, and if it includes private funds. If private funds would be included, such investments must be limited to no more than 15% of the assets of the Fund.

Response: The Registration Statement has been revised to include the disclosure below, which indicates that the Fund may invest in private funds:

“The Fund may also invest in corporate and other taxable bonds, debt securities and

3 See RBC BlueBay Global Bond Fund (“The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its assets in fixed income securities and/or investments that have similar economic characteristics as fixed income securities of U.S. and non-U.S. issuers that are considered by the Sub-Advisor to have the potential to provide a high level of total return.); AllianzGI Best Styles International Equity Fund (“The Fund will normally invest at least 80% of its net assets (plus borrowings made for investment purposes) in equity securities and equity-related instruments.”); American Beacon SiM High Yield Opportunities Fund (“The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of the Fund’s net assets (plus the amount of any borrowing for investment purposes) in non-investment grade securities and/or financial instruments that provide exposure to non-investment grade securities.”; and American Beacon The London Company Income Equity Fund (“Under normal market conditions, at least 80% of the Fund’s net assets (plus the amount of any borrowings for investment purposes) are invested in equity and equity-related investments.”).

similar instruments issued by various ~~U.S. and non-U.S.~~ public- or private-sector entities in the United States and its territories, as well as securities issued by ~~including emerging market securities,~~ investment companies, including open-end, closed-end and exchange-traded funds, and other pooled investment vehicles, which may include private funds.”

  The Registrant does not intend to invest more than 15% of its assets in private funds.

21.

  The principal strategy section includes the following sentence: “The Fund has flexibility to invest in derivatives and may use such instruments to manage duration and credit quality and/or as substitutes for securities and other instruments in which the Fund can invest.” Please indicate what specific derivatives will primarily be used by the Fund and confirm that it is an exhaustive list of such derivatives. (See Barry Miller, Letter to ICI, July 30, 2010.)

Response: The Registrant has revised the following disclosure in the principal strategy section to indicate the specific derivatives the Fund expects primarily to use:

“The Fund may use futures ~~contracts~~, swaps, forward contracts, and options, as well as repurchase agreements and reverse repurchase agreements, in connection with its principal strategies in certain market conditions in order to hedge various investments, for risk management purposes ~~and/or~~, as a substitute for securities and other instruments in which the Fund can invest or to increase income or gain to the Fund.”

The Registrant confirms that this is a list of the derivatives that the Fund expects primarily to use as part of its principal investment strategy.

22.	Please revise the discussion of the Fund’s strategy to indicate which indexes or sub-indexes the Adviser or Sub-Advisers intend to use as a benchmark.

Response: The Registrant notes that the Adviser may actively change the indexes and sub-indexes assigned to Sub-Advisers, in order to implement the Adviser’s investment views. As such, the Registrant respectfully submits that it would not be meaningful to investors to specify any particular index in the Registration Statement. The Registration Statement has been revised to provide more information regarding the Adviser’s use of indexes to manage the Fund, as shown below:

“For a portion of the Fund portfolio, one Sub-Adviser will seek to replicate and enhance the performance of certain fixed income exposures using the indices or sub-indices (“Index”) selected from time to time by the Adviser to express its current investment views. Generally, an Index will represent a certain maturity component of a public U.S. municipal bond index. For the remainder of the Fund portfolio, one or more Sub-Advisers will actively manage components of the portfolio to target risk and investment exposures primarily across US municipal fixed income maturity ranges, as allocated by the Adviser.

In allocating the assets of the Fund, the Adviser generally makes strategic and tactical allocation decisions by directing shifts in allocations among the various investment strategies or maturity ranges represented by Sub-Advisers (including the indexes they have been directed to replicate and enhance). The Adviser will periodically review and determine the allocations among the investment strategies or maturity ranges and may make changes to these allocations when it believes it is beneficial to the Fund. The Adviser may, in its discretion, add to, delete from or modify the categories of investment strategies employed by the Fund at any time, or add other investment strategies, including active strategies, managed by the Sub-Advisers at any time. In making allocations among such investment strategies and/or in changing the categories of indexed investment strategies and other investment strategies employed by the Fund, the Adviser expects to take into account the investment goals of the broader investment programs administered by the Adviser or its affiliates, for whose use the Fund is exclusively designed. As such, the Fund may perform differently from a similar fund that is managed without regard to such broader investment programs.”

23.

  The principal strategy section includes the following sentences: “The Adviser will review and determine the allocations among the investment strategies or maturity ranges and may make changes to these allocations when it believes it is beneficial to the Fund. The Adviser may, in its discretion, add to, delete from or modify the categories of investment strategies employed by the Fund at any time, or add other investment strategies, including active strategies, managed by the Sub-Advisers at any time.” Please remove this language or revise to indicate that the Fund may change non-fundamental policies with 60 days’ notice.

Response: The Registrant notes that this discussion of investment strategies does not refer to the Fund’s investment objective or investment policies, but, rather, to the investment strategies employed by the Fund’s Sub-Advisers. Consistent with the Fund’s manager-of-managers structure, the Adviser may re-allocate the Fund’s assets among the investment strategies employed by the Sub-Advisers from time to time, including to new strategies employed by the Sub-Advisers or, with board approval, to new Sub-Advisers. These re-allocations, however, would not represent a change in the Fund’s investment objective or investment policies. As such, the Registrant respectfully submits that the Fund’s ability to change its non-fundamental policies with 60 days’ notice would not be relevant to this disclosure.

24.	Consider moving the Sub-Adviser strategies currently included in Item 4 to Item 9, as the level of detail provided is more than that which is required by Item 4.

Response: The Registration Statement has been revised to move some of the detail regarding the Sub-Advisers strategies to Item 9.

25.	Please revise the discussion of the Sub-Adviser’s strategy to indicate which indexes or sub-indexes the Adviser or Sub-Advisers intend to replicate or use as a benchmark.

Response: Please see the response to Comment 22 above.

26.

  Please clarify how the Sub-Advisers plan to manage geographic exposures (in other words, what types of geographic exposure will the Fund seek, and what types of geographic exposure will the Fund seek to limit).

Response: The disclosure has been revised to reflect that the Fund’s geographic exposure is focused on the United States and its territories and possessions. The Sub-Advisers have flexibility to invest as they see fit within that geographic universe, though the Adviser may limit the amount the Sub-Advisers invest in territories and possessions of the United States. Please see the revised disclosure below:

“Under normal circumstances, the Fund will invest at least 80% of its net assets (plus borrowings) in fixed income securities and other related instruments with similar economic characteristics. In addition, at least 50% of the Fund’s assets will be invested in municipal securities, the income from which is exempt from federal income tax. The Fund will provide shareholders with at least 60 days’ prior notice of any change to these investment policies. Municipal securities are securities issued by or on behalf of states, territories and possessions of the United States, including the District of Columbia, and their respective authorities, political subdivisions, agencies and instrumentalities and other groups with the authority to act for the municipalities, the interest on which, if any, is exempt from federal income tax but may be subject to the federal alternative minimum tax for individuals. Municipal securities may have fixed, variable or floating interest rates and may include, but are not limited to, variable rate demand obligations, short-term municipal notes, municipal bonds, tax exempt commercial paper, zero-coupon securities, private activity and industrial development bonds, tax anticipation notes, participations in pools of municipal securities, municipal mortgage-backed and asset-backed securities, auction rate securities and restricted securities. Municipal securities may also include instruments evidencing direct ownership of interest payments or principal payments, or both, on municipal securities, such as tender option bonds and participation interests in all or part of specific holdings of municipal obligations, provided that the applicable issuer has disclosed or otherwise confirmed that the interest payable on the securities is exempt from federal income tax. Additionally, municipal securities include all other instruments that directly or indirectly provide economic exposure to income which is derived from municipalities. While the Fund intends to generate tax-exempt income through its municipal securities investments, it may generate taxable income and gains through investments in non-tax exempt securities and through sales of both tax-exempt and non-tax exempt securities. The Fund may also invest in taxable fixed income instruments.

…

The Fund may also invest in corporate and other taxable bonds, debt securities and similar instruments issued by various ~~U.S. and non-U.S.~~ public- or private-sector entities in the United States and its territories and possessions, as well as securities issued by ~~including emerging market securities, investment companies,~~ including open-end, closed-end and exchange-traded funds, and other pooled investment vehicles, which may include private funds.”

Principal Risks

27.	Please remove the opening sentence to “The Fund’s Main Investment Risks,” as this is duplicative of the risk factor “Management Risk.”

Response: The Registration Statement has been revised accordingly.

28.

  The “Derivatives Risk” risk factor states that the Fund may use “futures contracts, options, swaps and forward contracts.” Please clarify whether this is an exhaustive list of the derivatives that will be used.

Response: The Registrant confirms that this is a list of the derivatives that the Fund expects primarily to use as part of its principal investment strategy.

29.	Please confirm whether the risk factor “Mortgage-Related and Other Asset-Backed Securities Risk” applies to this Fund, as it is not discussed in the strategy section.

Response: The Registrant confirms that “Mortgage-Related and Other Asset-Backed Securities Risk” applies to the Tax Aware Bond Fund, though it is not a principal risk. Therefore, the Registrant has removed the risk factor from Item 4 and has included it in a newly added category of risks contained at the end of Item 9, which includes a lead in sentence stating that “Additional risks associated with investing in each Fund are summarized below.”

30.

  Please explain how the inclusion of the “Concentration Risk” risk factor is consistent with the Fund’s policy not to concentrate (noting that concentration refers to concentration in a particular industry).

Response: The Fund discloses “Concentration Risk” here to note that the Fund may concentrate in “municipal securities” and not in any particular industry. To further clarify, the Registrant has revised the name of the risk factor to “Municipal Securities Concentration Risk.”

31.

  If the Fund plans to focus in any industry or geographic region at launch, please specify these industries or geographic regions in the “Industry and Sector Focus Risk” and/or “Geographic Focus Risk” sections, as applicable.

Response: The Registrant Confirms that the Fund does not intend to concentrate in any industry or geographic region at launch.

More About the Funds

32.	Currently Items 4 and 9 are almost identical—please revise consistent with the layered disclosure regime adopted by the SEC.

Response: The Registration Statement has been revised accordingly.

33.

  For both Funds, please revise the sentence regarding change to the investment objective to indicate how many days’ notice shareholders will receive in the event of a change to the investment objective.

Response: The Registration Statement has been revised accordingly. Please see added disclosure below:

Global Bond Fund- “The Global Bond Fund will provide shareholders with at least 60 days’ prior written notice of any change to its investment objective.”

Tax Aware Bond Fund- “The Tax Aware Bond Fund will provide shareholders with at least 60 days’ prior written notice of any change to its investment objective.”

34.	There is a risk factor for “Transaction and Liquidity Risk,” however, neither Fund has such a risk factor in Item 4. Please revise the risk descriptions in Items 4 and 9 to make these consistent.

Response: The Registration Statement has been revised to indicate the principal risk factors in Items 4 and 9 and to include a separate category of risks at the end of Item 9, captioned “Additional risks associated with investing in each Fund are summarized below.”

35.

  There is a risk factor for “Convertible Securities and Contingent Convertible Securities Risk,” however, neither Fund has such a risk factor in Item 4. Please revise the risk descriptions in Items 4 and 9 to make these consistent.

Response: The Registration Statement has been revised to indicate the principal risk factors in Items 4 and 9 and to include a separate category of risks at the end of Item 9, captioned “Additional risks associated with investing in each Fund are summarized below.”

36.

  There is a risk factor for “Collateralized Loan Obligations Risk,” however, neither Fund has such a risk factor in Item 4. Please revise the risk descriptions in Items 4 and 9 to make these consistent.

Response: The Registration Statement has been revised to include the “Collateralized Loan Obligations Risk” as a principal risk for the Global Bond Fund and an additional risk for the Tax Aware Bond Fund.

37.

  There is a risk factor for “Restricted and Privately-Placed Securities Risk,” which applies to both Funds, however, only the Global Bond Fund includes such a risk factor in Item 4. Please revise the risk descriptions in Items 4 and 9 of the Tax Aware Bond Fund to make these consistent.

Response: The Registration Statement has been revised accordingly to remove the “Restricted and Privately-Placed Securities Risk” from the “Risks Applicable to Both Funds” section of Item 9 and move such risk factor to the “Risks Applicable to the Global Bond Fund” section of Item 9.

38.

  There is a risk factor for “To-Be-Announced (“TBA”) Transaction Risk,” which applies to the Global Bond Fund, however, the Global Bond Fund does not have such a risk factor in Item 4. Please revise the risk descriptions in Items 4 and 9 of the Global Bond Fund to make these consistent.

Response: The Registration Statement has been revised accordingly to include the Item 9 “To-Be-Announced (“TBA”) Transaction Risk” in Item 4.

Should the Staff have any questions concerning the above, please call the undersigned at (212)-450-4930.

Very truly yours,

/s/ Gregory S. Rowland

Gregory S. Rowland

cc:         Abby L. Ingber, J.P. Morgan Private Investments, Inc.

Nora M. Jordan, Davis Polk & Wardwell LLP